Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,

	2014	2013

Portion of rentals representing interest,
including discontinued operations	$27	$26

Capitalized interest,
including discontinued operations	26	19

Other interest and fixed charges,
including discontinued operations	212	222

Total fixed charges (A)	$265	$267

Earnings-pretax income with
applicable adjustments (B)	$1,869	2,440

Ratio of (B) to (A)	7.05	9140000.00